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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)*

                         Pacific Gateway Properties, Inc.
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                                 (Name of Issuer)

                                   Common Stock
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                          (Title of Class of Securities)

                                   694329-10-3
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  April 21, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 694329-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO,PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                815,600
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               815,600
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     815,600
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.0%
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14   TYPE OF REPORTING PERSON*
     OO
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

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

                                   SCHEDULE 13D
CUSIP NO. 694329-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                264,800
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               264,800
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     264,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.8%
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14   TYPE OF REPORTING PERSON*
     OO
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
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
                                   SCHEDULE 13D
CUSIP NO. 694329-10-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Liberty Self Stor, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                429,600
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               429,600
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     429,600
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.0%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 694329-10-3

     This Amendment No. 1 to Schedule 13D Statement is filed on behalf of the Richard M. Osborne Trust (the "Trust"), Liberty Self Stor, Ltd., an Ohio limited liability company ("Liberty"), and Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain acquisitions by the Trust and Liberty of shares of common stock, $1.00 par value per share ("Shares"), of Pacific Gateway Properties, Inc. ("Pacific Gateway").

     Item 2 of Schedule 13D is hereby amended and supplemented as follows:

Item 2.   Identity and Background.

     (a) The persons filing this Schedule 13D are (i) the Richard M. Osborne Trust, (ii) Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company, and (iii) Liberty Self Stor, Ltd., an Ohio limited liability company. Richard
M. Osborne is the sole trustee of the Trust, the sole manager of the Fund, and the sole managing member of Liberty.

     (b) The address of the Trust, the Fund and Liberty, and the business address of Mr. Osborne, is 7001 Center Street, Mentor, Ohio 44060.

     (c) The Trust was established by Mr. Osborne for estate planning purposes, and the principal business of the Fund is to acquire, hold, sell or
otherwise invest in all types of securities and other instruments.   The
principal business of Liberty is to develop and operate self storage facilities. Mr. Osborne's principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.

     (d)  Negative with respect to the Trust, the Fund, Liberty and Mr.
Osborne.

     (e)  Negative with respect to the Trust, the Fund, Liberty and Mr.
Osborne.

     (f) The Trust is a trust organized under the laws of the State of Ohio and both Liberty and the Fund are limited liability companies organized under
the laws of the state of Ohio.   Mr. Osborne is a citizen of the United States
of America.

     Item 3 of Schedule 13D is hereby amended and supplemented as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by Liberty were acquired for the aggregate purchase price of approximately $2.4 million, which
consideration consisted of working capital of Liberty.   The Shares reported
herein as having been acquired by the Trust were acquired for the aggregate purchase price of approximately $40,000, which consideration was comprised of a combination of margin debt from Everen Securities, Inc. ("Everen") and Trust
funds contributed by Mr. Osborne.    A copy of the agreement setting forth the
terms of the Trust's Everen margin debt is attached to the original Schedule 13D Statement filed on April 10, 1997 as Exhibit 7.2.

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CUSIP No. 694329-10-3

     Item 4 of Schedule 13D is hereby amended and supplemented as follows:

Item 4.   Purpose of Transaction.

     Liberty hereby affirms and restates the Trust and Fund's disclosures set forth in Item 4 of the original Schedule 13D Statement filed by the Trust and the Fund on April 10, 1997, as if fully restated herein by Liberty.

     Item 5 of Schedule 13D is hereby amended and supplemented as follows:

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Pacific Gateway, there are 3,892,596 Shares outstanding.

     The Trust beneficially owns 815,600 Shares, or approximately 21.0% of the outstanding Shares. The Fund beneficially owns 264,800 Shares, or approximately 6.8% of the outstanding Shares. Liberty beneficially owns 429,600 Shares, or approximately 11.0% of the outstanding Shares. As sole trustee of the Trust, sole managing member of Liberty and sole manager of the Fund, Mr. Osborne may be deemed to beneficially own all 1,510,000 Shares or approximately 38.8% of the outstanding Shares.

     (b) Mr. Osborne, as sole trustee of the Trust, sole managing member of Liberty and sole manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by Liberty, the Trust and the Fund.

     (c) In the past 60 days, Liberty has purchased, in one negotiated transaction that was effected on the open market, 429,600 Shares for a price of $5.69 per Share on April 21, 1997.

Since its filing of the original Schedule 13D Statement on April 10, 1997, the Trust purchased 8,100 Shares in open market transactions as set forth below:

                                             Approximate Per Share Price
          Date           Number of Shares       (Excluding Commissions)
     --------------      ----------------    ---------------------------
     April 17, 1997           3,100                    $5.00
     April 18, 1997           5,000                    $5.11

     (d)  Not Applicable.

     (e)  Not Applicable.

     Item 7 of Schedule 13D is hereby amended and supplemented as follows:

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.6    Joint Filing Agreement




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CUSIP No. 694329-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 28, 1997                TURKEY VULTURE FUND XIII, LTD.


                                     By: /s/ Richard M. Osborne
                                        ------------------------------
                                         Richard M. Osborne, Manager



                                     RICHARD M. OSBORNE TRUST


                                     By:  /s/ Richard M. Osborne
                                         -----------------------------
                                          Richard M. Osborne, Trustee



                                     LIBERTY SELF STOR, LTD.


                                     By: /s/ Richard M. Osborne
                                         -----------------------------------
                                         Richard M. Osborne, Managing Member


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CUSIP No. 026791-10-3

                                  Exhibit Index

     Exhibit 7.6 -- Joint Filing Agreement